06011988

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

15 March 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

SUPPL

RECEIVED MAR 27 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 185

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Assistant Secretary

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

Encs.

3/28

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

9 March 2006

11) Date company informed

13 March 2006

12) Total holding following this notification

33,634,690

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

4.60%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 14 March 2006

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,186,064
UBS AG London Branch	32,391,793
UBS Securities Australia Ltd	56,883
Total	33,634,690

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

8 March 2006

11) Date company informed

10 March 2006

12) Total holding following this notification

36,726,772

13) Total percentage holding of issued class following this notification (any treasury shares

FILE NO: 82-5205

held by company should not be taken into account when calculating percentage)

5.10%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 14 March 2006

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,186,064
UBS AG London Branch	32,168,192
UBS AG (Switzerland)	3,315,683
UBS Securities Australia Ltd	56,883
Total	36,726,772

Brambles Industries plc
Company Number: 4134697

14 March 2006

Purchase of own shares for cancellation

Brambles Industries plc (the "Company") announces that on 14 March 2006 it purchased for cancellation 389,763 of its ordinary shares at an average price of 431.2274 pence per share. The highest price paid was 434 pence per share and the lowest price paid was 426.25 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 723,162,226.

Since the start of the buy back programme on 3 March 2006, the Company has bought back a total of 3,339,815 of its ordinary shares for cancellation for a consideration of £14,119,220.67 (excluding costs), representing 0.50 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

13 March 2006

Purchase of own shares for cancellation

Brambles Industries plc (the "Company") announces that on 13 March 2006 it purchased for cancellation 362,159 of its ordinary shares at an average price of 436.2574 pence per share. The highest price paid was 440 pence per share and the lowest price paid was 434 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 723,551,989.

Since the start of the buy back programme on 3 March 2006, the Company has bought back a total of 2,950,052 of its ordinary shares for cancellation for a consideration of £12,438,455.82 (excluding costs), representing 0.40 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

9 March 2006

Purchase of own shares for cancellation

Brambles Industries plc (the "Company") announces that on 9 March 2006 it purchased for cancellation 557,188 of its ordinary shares at an average price of 420.8106 pence per share. The highest price paid was 423.50 pence per share and the lowest price paid was 418.50 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 724,420,683.

Since the start of the buy back programme on 3 March 2006, the Company has bought back a total of 1,869,114 of its ordinary shares for cancellation for a consideration of £7,767,171.28 (excluding costs), representing 0.26 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

8 March 2006

Purchase of own shares for cancellation

Brambles Industries plc (the "Company") announces that on 8 March 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 413.0211 pence per share. The highest price paid was 413.75 pence per share and the lowest price paid was 411.75 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 724,977,871.

Since the start of the buy back programme on 3 March 2006, the Company has bought back a total of 1,311,926 of its ordinary shares for cancellation for a consideration of £5,422,465.12 (excluding costs), representing 0.18 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

File No. 82-3205

Brambles Industries plc
Company Number: 4134697

7 March 2006

Purchase of own shares for cancellation

Brambles Industries plc (the "Company") announces that on 7 March 2006 it purchased for cancellation 431,707 of its ordinary shares at an average price of 412.1497 pence per share. The highest price paid was 413 pence per share and the lowest price paid was 410 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 725,287,538.

Since the start of the buy back programme on 3 March 2006, the Company has bought back a total of 811,926 of its ordinary shares for cancellation for a consideration of £3,357,359.62 (excluding costs), representing 0.11 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

6 March 2006

Purchase of own shares for cancellation

Brambles Industries PLC (the "Company") announces that on 6 March 2006 it purchased for cancellation 149,713 of its ordinary shares at an average price of 414.1416 pence per share. The highest price paid was 415 pence per share and the lowest price paid was 413.25 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 725,719,245.

Since the start of the buy back programme on 3rd March 2006, the Company has brought back a total of 380,219 of its ordinary shares for cancellation for a consideration of £ 1,578,080.51 (excluding costs), representing 0.05 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company number: 4134697

6 March 2006

BRAMBLES SELLS INTERLAKE FOR US$48 MILLION

Brambles has agreed to sell its Interlake business to United Fixtures Holdings, a Wynnchurch Capital, Ltd company for US$48 million in cash plus the assumption of the company's pension liability, subject to a working capital adjustment.

Interlake is the largest manufacturer of storage racks in the Americas and a leading supplier of innovative storage, order fulfillment, and factory automation systems. United Fixtures Holdings is a manufacturer of storage racks and vertical carousels, and is a market leader in supplying storage and display solutions to the Big Box Retail market.

Wynnchurch Capital is a privately owned investment management firm based in Illinois, USA with capital under management in excess of US$500 million.

The sale is expected to be completed next month and is subject to customary conditions precedent.

For further information, please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+612 9256 5216 +61 (0) 414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+612 9256 5255 +61 (0) 439 470 145 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Brambles is globally headquartered in Australia

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH BOTH DR 3.1.4R(1)(a) AND DR 3.1.4(R)(1)(b)

3. Name of person discharging managerial responsibilities/director

CHRISTOPHER LUKE MAYHEW

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION DOES NOT RELATE TO A PERSON CONNECTED WITH THE DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR C L MAYHEW

8. State the nature of the transaction

ACQUISITION OF SHARES ON-MARKET

9. Number of shares, debentures or financial instruments relating to shares acquired

8,500

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0011% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.0004% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

4.1072P PER SHARE

14. Date and place of transaction

1 MARCH 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 16,500 ORDINARY SHARES OF 5P EACH, BEING 0.0022% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.0009% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

3 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 3 MARCH 2006

END

Brambles Industries plc
Company Number: 4134697

3 March 2006

Purchase of own shares for cancellation

Brambles Industries PLC (the "Company") announces that on 3rd March 2006 it purchased for cancellation 230,506 of its ordinary shares at an average price of 415.632 pence per share. The highest price paid was 416.25 pence per share and the lowest price paid was 412.25 pence per share. Upon the cancellation of these shares, the total number of ordinary shares of the company in issue will be 725,868,958.

Since the start of the buy back programme on 3rd March 2006, the Company has brought back a total of 230,506 of its ordinary shares for cancellation for a consideration of £ 958,056.70 (excluding costs), representing 0.03 per cent of the issued share capital of the Company.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 28 February 2006, Merrill Lynch & Co., Inc notified the Australian Stock Exchange that its shareholding in Brambles Industries Limited had increased from 5.08% (49,518,778 shares) to 6.23% (60,751,186 shares) with effect from 22 February 2006.

28 February 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (020) 7659 6030

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch Investment Managers Group Limited,
Merrill Lynch & Co., Inc and Merrill Lynch Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

24 February 2006

12) Total holding following this notification

61,852,309

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

8.52%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 27 February 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	60,314,144
Merrill Lynch Group, Inc	960,119
Nutraco Nominees Limited	578,046
Total	61,852,309